

Mail Stop 3720

December 3, 2008

By U.S. Mail and facsimile to 866-234-3706

Mr. Jeffrey D. Thomas
Chief Executive Officer
Ambassadors Group, Inc.
Dwight D. Eisenhower Building
2001 South Flint Rd.
Spokane, WA 99224

> **RE: Ambassadors Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **and Document Incorporated by Reference**
> **Filed March 6, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **Filed November 7, 2008**
> **File No. 000-33347**

Dear Mr. Thomas:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 3. Legal Proceedings, page 12

1.   In future filings, please discuss the likelihood that resolution of your material litigation will have a material adverse effect on your financial condition or results of operation.

Item 7. Management's Discussion and Analysis…, page 20

Results of Operations, page 21

2.   In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. Your discussion should not merely repeat numerical data contained in the financial statements. For more information, refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, dated December 29, 2003), the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989), and the Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

Signatures, page II-1

3.   In future filings, please identify which officer is signing on behalf of the registrant in the capacity of controller or principal accounting officer. See General Instruction D(2)(a) of Form 10-K.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 9

 4.   In future filings, explain how the compensation committee determined compensation levels at the company were competitive with the companies contained in survey data. It is not clear what is meant by "the base line for each component of the executives' compensation."

 5.   Since it appears that your performance targets for the current year are set by the compensation committee before the filing of your Form 10-K for the most recently completed fiscal year, in future filings, you should disclose what the performance targets are for the current fiscal year.

6.   In future filings, disclose how you arrived at and why you paid the particular levels of long-term incentive compensation for each named executive officer. For example, we note that each of your named executive officers received a grant of stock options and restricted stock on November 8, 2007. However, you do not provide disclosure analyzing the reason why these awards were chosen by the committee. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Benefits and Perquisites, page 13

7.   We note that your customer base is primarily comprised of students and educators. In future filings, please clarify how your executives' country club memberships "provide a place for executives to continue to interact with customers and develop business during non-business hours."

Employment Contracts, Termination of Employment…, page 19

8.   In future filings, briefly explain what kinds of events constitute "cause" and "good reason" under the pertinent employment agreement so that investors may understand when Mr. Thomas may become entitled to severance or termination payments.

Compensation Committee Report, page 24

9.   In future filings, revise your Compensation Committee Report to also state whether the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in your annual report on Form 10-K.

Form 10-Q for the quarterly period ended September 30, 2008

Note 1. Organization and Basis of Presentation, page 5

10.   Please see the last paragraph. If true, revise to state in future filings that all adjustments were of a normal recurring nature. Otherwise, describe in detail the nature and amount of the adjustments that were other than normal recurring nature.

Item 2. Management's Discussion and Analysis…, page 15

Executive Overview, page 16

11.   We note your 2008 acquisition of BookRags, Inc. and your reorganization into
        two reporting segments following such acquisition. Although your Form 10-Q
        disclosure highlights the anticipated benefits of the acquisition, in future filings,
        you should include a more detailed discussion of management's impetus for
        expanding the company's operations into a "complimentary" area. Future
        overview discussion should highlight management's current expectations for the
        development of this business and whether it believes educational research
        services will grow to become on par with its historical travel operations.

12.   Item 303 of Regulation S-K requires that a registrant describe any known trends
        that have had, or that the registrant reasonably expects will have, a material
        favorable or unfavorable impact on net sales or revenues or income from
        continuing operations. In this regard, we note that the company's total revenues
        significantly declined during each of the past two quarters when compared with
        the second and third quarters of 2007, respectively. However, you do not provide
        a discussion of whether you believe this known trend will have a material
        favorable or unfavorable impact on total revenues in future periods. Note that
        disclosure is mandatory where there is a known trend or uncertainty that is
        reasonably likely to have a material effect on the registrant's financial condition
        or results of operations. Therefore, in future filings, please enhance your MD&A
        disclosure to discuss the impact of known trends, demands, commitments, events
        or uncertainties arising during the interim period which are reasonably likely to
        have material effects on your financial condition or results of operations. For
        more information, refer to the Commission Guidance Regarding Management's
        Discussion and Analysis of Financial Condition and Results of Operations
        (Release Nos. 33-8350, 34-48960, dated December 29, 2003), and Section III.E.
        of the Interpretive Rule on Management's Discussion and Analysis (Release Nos.
        33-6835, 34-26831, dated May 18, 1989).

Market Risk, Financial Instruments, page 19

13.   We understand that some of your high-quality, tax-exempt municipal investments
        "are wrapped with insurance by various monoline bond insurers." Please tell us
        your consideration of the current financial crisis in determining whether this crisis
        had or will have an impact on the fair value of these investments. Also, tell us the
        amounts that you have invested in these instruments as of September 30, 2008
        and December 31, 2007.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director